Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated January 30, 2013

Relating to Preliminary Prospectus issued January 15, 2013

File No. 333-184299

January 30, 2013

This free writing prospectus relates only to the initial public offering of the common stock of KaloBios Pharmaceuticals, Inc. (“KaloBios”) and should be read together with the preliminary prospectus issued January 15, 2013 related to this offering (the “Preliminary Prospectus”), included in Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-184299) relating to these securities. On January 30, 2013, KaloBios filed Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which may be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1293310/000119312513029265/0001193125-13-029265-index.htm .

The following information is intended to update and supplement the information contained in the Preliminary Prospectus.

Common stock offered by us:	8,250,000 shares of common stock

Common stock to be outstanding after this offering:	23,385,077 shares

Over-allotment of common stock offered by us:	1,237,500

Initial public offering price range:	Between $8.00 and $9.00

Potential purchases by existing stockholders:

Certain of our existing stockholders have indicated an interest in purchasing up to an aggregate of approximately $15.0 million of shares of our common stock in this offering, or 1,764,705 shares at an assumed initial public offering price of $8.50 per share, the midpoint of the range set forth above. Any such purchases, if completed, would be made on the same terms as the shares that are sold to the public generally.

If such stockholders purchase all shares they have indicated an interest in purchasing, the percentage of common stock beneficially owned by all executive officers, directors, and holders of more than 5% of our capital stock as a group will increase to 55.62% of our outstanding voting stock after the offering. The percentage of common stock beneficially owned is based on 23,404,938 shares of common stock outstanding after this offering as of November 30, 2012 based on an assumed initial public offering price of $8.50 per share, the midpoint of the price range set forth above, and assumes no exercise of the underwriters’ over-allotment option.

Use of Proceeds:

We estimate that our net proceeds from the sale of 8,250,000 shares of common stock in this offering will be approximately $62.1 million, assuming an initial public offering price of $8.50 per share, which is the midpoint of the price range set forth above, after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us.

The principal purposes of this offering are to obtain additional capital, create a public market for our common stock, facilitate our future access to the public equity markets and increase our visibility in our markets. We intend to use the net proceeds of this offering primarily to develop and advance our product candidates through clinical trials, as well as for working capital and general corporate purposes.

Pro forma as adjusted balance sheet data:	Assuming an initial public offering price of $8.50 per share, which is the midpoint of the price range set forth above, as of September 30, 2012, on a pro forma as adjusted basis, cash and cash equivalents would have been approximately $88,475,000, working capital would have been approximately $85,813,000, total assets would have been approximately $89,967,000 and total stockholders’ equity would have been approximately $81,241,000.

Pro forma as adjusted capitalization:	Assuming an initial public offering price of $8.50 per share, which is the midpoint of the price range set forth above, as of September 30, 2012, on a pro forma as adjusted basis, additional paid-in capital would have been approximately $167,777,000, total stockholders’ equity would have been approximately $81,241,000 and total capitalization would have been approximately $86,056,000.

Dilution:	After giving effect to the sale by us of the 8,250,000 shares of common stock in this offering at an assumed initial public offering price of $8.50 per share, which is the midpoint of the price range set forth above, and after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of September 30, 2012 would have been approximately $81.2 million, or $3.47 per share. This represents an immediate increase in pro forma net tangible book value of $2.21 per share to existing stockholders and an immediate dilution of $5.03 per share to investors participating in this offering at the assumed initial public offering price. Dilution per share to investors participating in this offering is determined by subtracting pro forma net tangible book value per share after this offering from the assumed initial public offering price per share to be paid by investors participating in this offering.

Anti-Dilution Adjustments:

The sale of our common stock in this offering within the range set forth above will trigger the weighted average anti-dilution provisions set forth in our amended and restated certificate of incorporation as currently in effect. Assuming an initial public offering price of $8.50 per share, the midpoint of the price range set forth above, the conversion rate for our Series C convertible preferred stock, Series D convertible preferred stock and Series E convertible preferred stock will be 1.06, 1.10 and 1.11, respectively. If our initial public offering price is $9.00 per share, the conversion rate for our Series C convertible preferred stock, Series D convertible preferred stock and Series E convertible preferred stock will be 1.04, 1.08 and 1.10, respectively. If our initial public offering price is $8.00 per share, the conversion rate for our Series C convertible preferred stock, Series D convertible preferred stock and Series E convertible preferred stock will be 1.08, 1.12 and 1.13, respectively.

KaloBios has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents KaloBios has filed with the SEC for more complete information about KaloBios and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, a copy of the Preliminary Prospectus may be obtained from the offices of Leerink Swann LLC, Attention: Syndicate Department, One Federal Street, 37th Floor, Boston, MA 02110, or by calling (800) 808-7525.